UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TRANSENTERIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89366M201

(CUSIP Number)

Joshua Weingard

TransEnterix, Inc.

Chief Legal Officer

635 Davis Drive

Suite 300

Morrisville, North Carolina 27560

Telephone: (919) 765-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Dr. Jane Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,963,980(1)(2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 4,963,980(1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,963,980(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.93%(3)
14	TYPE OF REPORTING PERSON IN

(1)	On March 31, 2014, the Issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-5. The share ownership in this filing reflects the reverse stock split. The reverse stock split applied to all of the Company’s issued and outstanding Common Stock and therefore did not affect any stockholder’s relative ownership percentage.
(2)	Includes options to purchase 143,750 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock. Also includes 1,257,694 shares of Common Stock held by Hsu Gamma Investments, LP, a Delaware limited partnership (“Hsu Gamma”), of which the Reporting Person is the general partner. Dr. Hsiao disclaims beneficial ownership of the securities held by Hsu Gamma, except to the extent of her pecuniary interest therein.
(3)	Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

1	NAME OF REPORTING PERSONS Hsu Gamma Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,257,694(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,257,694(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,257,694(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.26%(2)
14	TYPE OF REPORTING PERSON OO

(1)	On March 31, 2014, the Issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-5. The share ownership in this filing reflects the reverse stock split. The reverse stock split applied to all of the Company’s issued and outstanding Common Stock and therefore did not affect any stockholder’s relative ownership percentage.
(2)	Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.

ITEM 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) is filed by Dr. Jane Hsiao, Ph.D. (“Dr. Hsiao”) and Hsu Gamma Investments, LP (“Hsu Gamma” and, together with Dr. Hsiao, the “Reporting Persons”) and amends certain Items of the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2007 and amended on July 18, 2013, September 17, 2013 and December 19, 2013 by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

This Amendment is filed with respect to the common stock, par value $0.001 per share (the “Common Stock”), of TransEnterix, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 635 Davis Drive, Suite 300, Morrisville, North Carolina 27560.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

This Amendment constitutes the final amendment to this Schedule 13D and an exit filing for each of the Reporting Persons. The Reporting Person’s beneficial ownership of the Issuer’s common stock is as set forth in the table below:

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned (1)	Percentage of Outstanding Shares of Common Stock (2)
Dr. Jane Hsiao, Ph.D.	4,963,980 (3)	4.93%
Hsu Gamma Investments, LP	1,257,694	1.26%

(1)	On March 31, 2014, the Issuer implemented a reverse stock split of its Common Stock at a ratio of 1-for-5. The share ownership in this filing reflects the reverse stock split. The reverse stock split applied to all of the Company’s issued and outstanding Common Stock and therefore did not affect any stockholder’s relative ownership percentage.
(2)	Based on 100,149,453 shares of Common Stock outstanding as of December 31, 2015.
(3)	Includes options to purchase 143,750 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock. Also includes 1,257,694 shares of Common Stock held by Hsu Gamma. Dr. Hsiao disclaims beneficial ownership of the securities held by Hsu Gamma, except to the extent of her pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2016	/s/ Dr. Jane Hsiao, Ph.D.
Dr. Jane Hsiao, Ph.D.

HSU GAMMA INVESTMENTS, LP

Dated: January 28, 2016	By:	/s/ Dr. Jane Hsiao, Ph.D.
Dr. Jane Hsiao, Ph.D., General Partner

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